UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-41373

AUSTIN GOLD CORP.
(Translation of registrant's name into English)

1021 West Hastings Street, 9th Floor
Vancouver, British Columbia, Canada, V6E 0C3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibits

99.1	Press Release dated February 10, 2026

Incorporated by Reference

Exhibit 99.1 to the Form 6-K of Austin Gold Corp. (the "Company") filed on February 10, 2026 is hereby incorporated by reference as exhibit to the Registration Statements on Form F-3 (File No. 333-272626) and Form S-8 (File No. 333-273046) of the Company, as amended or supplemented.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austin Gold Corp.
(Registrant)

Date: February 10, 2026	By:	/s/ Dennis Higgs
	Name:	Dennis Higgs
	Title:	Executive Chairman and Chief Executive Officer